UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of August 2015

001-37353

(Commission File Number)

BIONDVAX PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

14 Einstein St.

Ness Ziona

Israel 74036

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☑      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BiondVax Pharmaceuticals Ltd. (NASDAQ:BVXV, TASE: BVXV) ("BiondVax" or the "Company") today announced the results of its Extraordinary General Meetings of Holders of Tradable Options (Series 3), Holders of Tradable Options (Series 4) and Holders of Tradable Options (Series 5) ("EGM"s) held today in Tel Aviv, Israel.

The Tradable Options (Series 4) and Tradable Options (Series 5) EGMs, approved the Company's transition from the reporting format in accordance with Chapter F of the Israeli Securities Law, 5728 - 1968 (the "Israeli Securities Law") to the reporting format in accordance with the U.S Securities Exchange Act of 1934 (the "U.S. Securities Law"), in accordance with Chapter E3 of the Israeli Securities Law.

No votes were received with respect to the Tradable Options (Series 3) and therefore the aforementioned proposal was not approved by the Tradable Options (Series 3) EGM. The Company will reissue a notice for a Tradable Options (Series 3) EGM to approve the aforementioned proposal that will specify, among other, the time and location of the new EGM for holders of Tradable Options (Series 3).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

Date: August 17, 2015	By:	/s/ Ron Babecoff
Ron Babecoff
Chief Executive Officer

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